Filed by Bunge Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corn Products International, Inc.

Commission File Number for Registration Statement

on Form S-4: 333-152781

Investor Contact:	Mark Haden
Bunge Limited
914-684-3398
Mark.Haden@Bunge.com

Media Contact:	Stewart Lindsay
Bunge Limited
914-684-3369 Stewart.Lindsay@Bunge.com

www.bunge.com

Bunge Reports Third Quarter Results

White Plains, NY – October 23, 2008 – Bunge Limited (NYSE:BG)

•                  Cash provided by operating activities was $2.2 billion in the quarter

•                  The Company is maintaining its full year 2008 earnings guidance

„      Financial Highlights

(In millions, except per share data and percentages)

	Quarter Ended			Nine Months Ended
	9/30/08	9/30/07	% Change	9/30/08	9/30/07	% Change
Volumes (metric tons)	35.2	37.7	(7)%	102.5	102.9	—%
Net sales	$14,797	$9,729	52%	$41,631	$25,370	64%
Total segment EBIT (1),(2)	$247	$532	(54)%	$1,767	$834	112%
Agribusiness	$170	$381	(55)%	$1,035	$526	97%
Fertilizer	$84	$112	(25)%	$610	$219	179%
Edible Oil Products	$(29)	$17	(271)%	$36	$41	(12)%
Milling products	$22	$22	—%	$86	$48	79%

Net income (2)	$234	$351	(33)%	$1,274	$533	139%
Earnings per common share- diluted (2),(3)	$1.70	$2.70	(37)%	$9.26	$4.12	125%

(1)  Total segment earnings before interest and tax (“EBIT”) is a non-GAAP financial measure.  The information required by Regulation G under the Securities Exchange Act of 1934, including a reconciliation to net income, is included in the tables attached to this press release.

(2)  Bunge’s results included certain gains and charges that may be of interest to investors. See the Additional Financial Information section included in the tables attached to this press release for more information.

(3)  See Note 2 to the consolidated statements of income attached to this press release for information on the calculation of diluted earnings per share.

„      Overview

Alberto Weisser, Bunge’s Chairman and Chief Executive Officer stated, “The third quarter was a volatile time in the global agribusiness and food markets, but the Bunge team managed through the period with skill.  We head toward the end of 2008 with a comfortable liquidity position and continued expectations for record full-year results.

“Current conditions in the global agribusiness market are clearly different than the extraordinary ones experienced in the first half of the year.  Comparatively, recent results have been pressured by softer demand for feed inputs and slower farmer selling in certain regions, as well as by reduced sales of fertilizer in Brazil.

“We see the current market environment as relatively short-lived.  The basic fundamentals of our industry remain intact and should generate compelling growth for companies with global asset networks and broad product offerings.  World population and living standards in developing economies continue to rise, and non-food uses for agricultural commodities are expected to increase.  We expect that these factors will contribute to a rebound in overall demand.  At the same time, ending stocks of agricultural commodities remain below historic norms, which will encourage the markets to maintain commodity prices at levels that provide incentives to farmers to plant larger areas and buy the nutrients necessary to generate higher crop yields.

“We continue working to capitalize on our industry’s growth trends by building upon Bunge’s strong global network of assets.  For example, we recently purchased a 50% stake in the port of Phu My Port in Vietnam.  Since 2004, Bunge has had exclusive rights to ship agricultural commodities through the port.  As an owner, we will be able to expand the port’s capacity and accelerate the growth of our business in this attractive market.

“One of our global strategies is to invest in complementary value chains—such as sugar and corn wet milling—in which we can leverage our existing risk management, logistics and industrial expertise to succeed.  In September we purchased a majority stake in a second sugarcane mill in Brazil, which we plan to expand.  We also entered into joint ventures with Itochu to develop sugar and sugarcane-based ethanol opportunities in the country.  Together, Bunge and Itochu will complete the expansion of the Santa Juliana mill and develop a new, greenfield mill.  The three projects are expected to reach full annual capacity of over 12 million metric tons of sugarcane in the aggregate, within four years.

“Since the announcement of the merger, Corn Products and Bunge have been engaged in preparations for the integration of our two companies. Bunge and Corn Products currently anticipate that the special shareholders’ meetings of both companies will be held in mid to late December, rather than in November as previously anticipated.  We are disappointed in the performance of the stock prices of the two companies, but Bunge’s belief in the strategic rationale for the merger is unchanged.”

„      Third Quarter Results

Agribusiness

Oilseed processing results were slightly lower in the quarter, as higher margins were more than offset by lower volumes.  Softseed processing results in Europe and Canada were strong in the quarter, whereas demand for soybean products weakened.  Slow farmer selling in the U.S. and Brazil due in part to volatility of commodity and currency prices, as well as harvest delays in the U.S., contributed to lower results in grain origination.  Lower distribution results reflected margins that returned to more normal levels from the higher margins experienced in the third quarter of last year.  Risk management strategies continued to work well during a volatile period.  Foreign exchange losses of $192 million, primarily in our Brazilian subsidiary, from U.S. dollar-denominated financing of working capital were offset by the positive impact of foreign exchange on valuations of commodity inventories included in gross profit.  In the third quarter, the Brazilian real devalued 17% against the U.S. dollar.

Third quarter EBIT included a $60 million credit resulting from a favorable ruling related to certain transactional taxes in Brazil that were accrued and paid in past years.

Fertilizer

Volumes were down in the quarter primarily due to soybean and corn farmers accelerating purchases in the first half of the year and a tight credit environment for farmers.  Higher margins were more than offset by $215 million of foreign exchange losses resulting from the devaluation of the Brazilian real on U.S. dollar-denominated financing of working capital.  Unlike in agribusiness where inventories are marked to market, the offsetting gain on fertilizer inventories is expected to occur in future quarters when the inventories are sold.  Minority interest increased in the quarter due to higher results at Fosfertil.

Edible Oil Products

Volume increased in the quarter.  Results declined primarily due to high raw material costs in Europe as a result of crude oil inventories purchased prior to the recent price declines.

Milling Products

Higher margins in wheat milling were offset by lower volumes in corn milling.

Financial Costs

Interest expense decreased in the quarter due to lower average debt levels, mostly resulting from the drop in prices of agricultural commodity inventories which led to lower average working capital needs.

Income Taxes

The effective tax rate for the nine months ended September 30, 2008 was 24% compared to 26% for the same period in 2007.  The decrease in the effective tax rate was primarily due to a higher percentage of earnings in lower tax jurisdictions.

Cash Flow

Cash provided by operating activities in the third quarter of 2008 was $2,210 million compared to cash provided by operating activities of $134 million in the same period last year.  For the nine months ended September 30, 2008, cash provided by operating activities was $1,727 million compared to cash used for operating activities in the same period last year of $642 million.  The $2.4 billion year-over-year improvement reflects the drop in commodity prices during the quarter, as well as higher earnings and actions taken to increase the efficiency of working capital management.

„      Outlook

Jacqualyn Fouse, Chief Financial Officer, stated, “We expect a solid finish to the year.  Agribusiness should benefit from large harvests in the northern hemisphere.  Fertilizer margins should remain strong, though volumes will likely be moderated due to the level of forward purchasing which occurred in the first half of the year and current tight farmer credit conditions.  Foods results should improve due to lower raw material costs.  2008 will be a record year for earnings and cash flow, and reinforces the importance of viewing our business on a full-year basis.

“In consideration of this outlook, we are maintaining our 2008 full-year earnings guidance of $11.60 to $11.90 per share.  This guidance assumes an effective tax rate range of 24% to 28%.  This fully diluted per share guidance is based on an estimated weighted average of 138 million shares outstanding, which includes assumed dilution relating to our convertible preference shares.”

Conference Call and Webcast Details

Bunge Limited’s management will host a conference call at 10:00 a.m. EDT on Thursday, October 23, 2008, to discuss the company’s results.

Additionally, a slide presentation to accompany the discussion of the third quarter financial results can be found in the ‘Investor Information’ section of our Web site, www.Bunge.com, under ‘Investor Presentations’.

To listen to the conference call, please dial (877) 719-9791.  If you are located outside of the United States or Canada, dial (719) 325-4762.  Please dial in five to 10 minutes before the scheduled start time. When prompted, enter confirmation code 3968460.  The conference call will also be available live on the company’s Web site at www.Bunge.com.

To access the webcast, click the “News and Information” link on the Bunge homepage then select “Webcasts and Upcoming Events”.  Click on the link for the “Q3 2008 Bunge Limited Conference Call,” and follow the prompts to join the call. Please go to the Web site at least 15 minutes prior to the call to register and to download and install any necessary audio software.

For those who cannot listen to the live broadcast, a replay of the call will be available following the call and continuing through November 22, 2008.  To listen to the replay, please dial (888) 203-1112, or, if located outside of the United States or Canada, dial (719) 457-0820.  When prompted, enter confirmation code 3968460.  A rebroadcast of the conference call will also be available on the company’s Web site.  To locate the rebroadcast on the Web site, click on the “News and Information” link on the Bunge homepage then select “Audio Archives” from the left-hand menu.  Select the link for the “Q3 2008 Bunge Limited Conference Call”.  Follow the prompts to access the replay.

About Bunge Limited

Bunge Limited (www.Bunge.com, NYSE: BG) is a leading global agribusiness and food company founded in 1818 and headquartered in White Plains, New York.  Bunge’s over 25,000 employees in over 30 countries enhance lives by improving the global agribusiness and food production chain.  The company supplies fertilizer to farmers in South America, originates, transports and processes oilseeds, grains and other agricultural commodities worldwide, produces food products for commercial customers and consumers and supplies raw materials and services to the biofuels industry.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements.  All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities.  We have tried to identify these forward-looking statements by using words including “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “estimate,” “continue” and similar expressions.  These forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these forward-looking statements.  The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and strategic alliances; estimated demand for the commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry and unpredictability of the weather; agricultural, economic and political conditions in the primary markets where we operate; and other economic, business, competitive and/or regulatory factors affecting our business generally.  The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

Additional Information

This press release is not a substitute for the preliminary joint proxy statement/prospectus or any other documents that Bunge Limited and Corn Products International, Inc. have filed or will file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the preliminary joint proxy statement/prospectus and any other relevant documents filed or to be filed by Bunge or Corn Products, including the definitive joint proxy statement/prospectus when it becomes available, because they will contain important information. The preliminary joint proxy statement/prospectus is, and other documents filed or to be filed by Bunge and Corn Products with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Bunge’s website at www.bunge.com under the tab “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations, and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations.

Bunge, Corn Products and their respective directors, executive officers and other employees may be deemed to be participants in a solicitation of proxies from the securityholders of Bunge or Corn Products in connection with the proposed merger.  Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K.  Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K.  Additional information about the interests of potential participants is included in the preliminary joint proxy statement/prospectus referred to above.

Additional Financial Information

The following table provides a summary of certain gains and charges that may be of interest to investors.  The table includes a description of these items and their effect on total earnings before interest and taxes (EBIT), income from operations before income tax, net income and earnings per share for the quarter and nine months ended September 30, 2008 and 2007.

(In millions, except per share data)	Total EBIT		Income From Operations Before Income Tax		Net Income		Earnings Per Share Diluted
Quarter Ended September 30:	2008	2007	2008	2007	2008	2007	2008	2007
Transactional tax credit (1)	$62	$—	$62	$—	$41	$—	$0.30	$—
Impairment and restructuring charges (3)	—	(2)	—	(2)	—	(2)	—	(0.02)
Total	$62	$(2)	$62	$(2)	$41	$(2)	$0.30	$(0.02)

(In millions, except per share data) Nine Months Ended	Total EBIT		Income From Operations Before Income Tax		Net Income		Earnings Per Share Diluted
September 30:	2008	2007	2008	2007	2008	2007	2008	2007
Transactional tax credit (1)	$190	$—	$190	$—	$131	$—	$0.95	$—
Gain on sale of land (2)	14	—	14	—	9	—	0.07	—
Impairment and restructuring charges (3)	—	(10)	—	(10)	—	(9)	—	(0.07)
Total	$204	$(10)	$204	$(10)	$140	$(9)	$1.02	$(0.07)

(1)          As a result of favorable rulings related to certain transactional taxes in Brazil that were accrued and paid in past years, Bunge recorded $117 million and $11 million in cost of goods sold in its agribusiness and its milling products segments, respectively, pertaining to transactional tax credits on sales and $60 million and $2 million in selling, general and administrative expenses in its agribusiness and edible oil products segment, respectively, pertaining to transactional tax credits on financial transactions.

(2)          In the second quarter of 2008, Bunge recorded a gain on sale of land in its edible oil products segment.

(3)          Impairment and restructuring charges in the quarter ended September 30, 2007 consisted of $1 million in the agribusiness segment and $1 million in the edible oil products segment.  Impairment and restructuring charges in the nine months ended September 30, 2007 consisted of $5 million in the agribusiness segment and $5 million in the edible oil products segment.  These 2007 impairment charges were recorded in cost of goods sold.

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share data and percentages)

(Unaudited)

	Quarter Ended September 30,		Percent	Nine Months Ended September 30,		Percent
	2008	2007	Change	2008	2007	Change

Net sales (Note 1)	$14,797	$9,729	52%	$41,631	$25,370	64%
Cost of goods sold (Note 1)	(13,588)	(8,822)	54%	(38,104)	(23,631)	61%

Gross profit	1,209	907	33%	3,527	1,739	103%
Selling, general and administrative expenses	(382)	(353)	8%	(1,244)	(925)	34%
Interest income	57	44	30%	159	112	42%
Interest expense	(67)	(52)	29%	(192)	(144)	33%
Interest expense on readily marketable inventories	(30)	(50)	(40)%	(93)	(107)	(13)%
Foreign exchange gain (loss)	(471)	56	(941)%	(206)	178	(216)%
Other income (expense)–net	(1)	(5)	(80)%	(13)	(2)	550%

Income from operations before income tax	315	547	(42)%	1,938	851	128%
Income tax expense	(5)	(145)		(459)	(221)	108%

Income from operations after income tax	310	402	(23)%	1,479	630	135%
Minority interest	(90)	(57)	58%	(232)	(104)	123%
Equity in earnings (loss) of affiliates	14	6	133%	27	7	286%

Net income	234	351	(33)%	1,274	533	139%

Convertible preference share dividends	(19)	(8)		(58)	(25)
Net income available to common shareholders	$215	$343	(37)%	$1,216	$508	139%

Earnings per common share – diluted (Note 2):	$1.70	$2.70	(37)%	$9.26	$4.12	125%

Weighted–average common shares outstanding-diluted (Note 2)	137,839,070	129,794,933		137,634,556	129,505,800

Note 1:          Net sales and cost of goods sold for the quarter and nine months ended September 30, 2007 have been restated.

Note 2:          Weighted-average common shares outstanding-diluted for the quarter and nine months ended September 30, 2008 includes the dilutive effect of 14,572,258 weighted average common shares that would be issuable upon conversion of Bunge’s convertible preference shares because the effect of the conversion would have been dilutive. The dilutive effect of the 7,483,740 weighted average common shares, which would be issuable upon conversion of Bunge’s convertible preference shares, is included in the earnings per common share-diluted calculation for the quarter and nine months ended September 30, 2007 because the effect of the conversion would have been dilutive.

CONSOLIDATED SEGMENT INFORMATION

(In millions, except volumes and percentages)

(Unaudited)

Set forth below is a summary of certain items in our consolidated statements of income and volumes by reportable segment.

	Quarter Ended September 30,		Percent	Nine Months Ended September 30,		Percent
	2008	2007	Change	2008	2007	Change
Volumes (in thousands of metric tons):
Agribusiness	29,683	31,168	(5)%	86,501	86,261	—%
Fertilizer	3,082	4,033	(24)%	8,748	9,529	(8)%
Edible oil products	1,452	1,418	2%	4,281	4,069	5%
Milling products	1,004	1,097	(8)%	2,972	3,010	(1)%
Total	35,221	37,716	(7)%	102,502	102,869	—%

Net sales (Note 1):
Agribusiness	$10,152	$6,736	51%	$28,894	$18,027	60%
Fertilizer	1,899	1,239	53%	4,875	2,646	84%
Edible oil products	2,232	1,388	61%	6,411	3,771	70%
Milling products	514	366	40%	1,451	926	57%
Total	$14,797	$9,729	52%	$41,631	$25,370	64%

Gross profit:
Agribusiness	$534	$538	(1)%	$1,743	$911	91%
Fertilizer	543	245	122%	1,314	482	173%
Edible oil products	84	79	6%	306	232	32%
Milling products	48	45	7%	164	114	44%
Total	$1,209	$907	33%	$3,527	$1,739	103%

Selling, general and administrative expenses:
Agribusiness	$(174)	$(173)	1%	$(641)	$(451)	42%
Fertilizer	(78)	(82)	(5)%	(243)	(199)	22%
Edible oil products	(102)	(74)	38%	(278)	(211)	32%
Milling products	(28)	(24)	17%	(82)	(64)	28%
Total	$(382)	$(353)	8%	$(1,244)	$(925)	34%

Foreign exchange gain (loss):
Agribusiness	$(192)	$19		$(33)	$83
Fertilizer	(270)	33		(169)	94
Edible oil products	(9)	5		(4)	5
Milling products	—	(1)		—	(4)
Total	$(471)	$56		$(206)	$178

Equity in earnings of affiliates:
Agribusiness	$7	$(2)	450%	$9	$(10)	190%
Fertilizer	2	—	100%	6	(1)	700%
Edible oil products	4	6	(33)%	9	16	(44)%
Milling products	1	2	(50)%	3	2	50%
Total	$14	$6	133%	$27	$7	286%

Minority interest:
Agribusiness	$(6)	$(1)	500%	$(23)	$(12)	92%
Fertilizer	(112)	(80)	40%	(294)	(153)	92%
Edible oil products	(4)	2	(300)%	(7)	2	(450)%
Milling products	—	—	—%	—	—	—%
Total	$(122)	$(79)	54%	$(324)	$(163)	99%

	Quarter Ended September 30,		Percent	Nine Months Ended September 30,		Percent
	2008	2007	Change	2008	2007	Change

Other income/(expense):
Agribusiness	$1	$—	100%	$(20)	$5	(500)%
Fertilizer	(1)	(4)	(75)%	(4)	(4)	—%
Edible oil products	(2)	(1)	100%	10	(3)	433%
Milling products	1	—	100%	1	—	—%
Total	$(1)	$(5)	(80)%	$(13)	$(2)	550%

Segment earnings before interest and tax:
Agribusiness	$170	$381	(55)%	$1,035	$526	97%
Fertilizer	84	112	(25)%	610	219	179%
Edible oil products	(29)	17	(271)%	36	41	(12)%
Milling products	22	22	—%	86	48	79%
Total (Note 2)	$247	$532	(54)%	$1,767	$834	112%

Reconciliation of total segment earnings before interest and tax:
Total segment earnings before interest and tax	$247	$532		$1,767	$834
Interest income	57	44		159	112
Interest expense	(97)	(102)		(285)	(251)
Income tax	(5)	(145)		(459)	(221)
Minority interest share of interest and tax	32	22		92	59
Other (Note 3)	—	—		—	—
Net income	$234	$351		$1,274	$533

Depreciation, depletion and amortization:
Agribusiness	$(48)	$(38)	26%	$(144)	$(108)	33%
Fertilizer	(44)	(37)	19%	(130)	(107)	22%
Edible oil products	(20)	(15)	33%	(56)	(44)	27%
Milling products	(5)	(5)	—%	(14)	(12)	17%
Total	$(117)	$(95)	23%	$(344)	$(271)	27%

Interest income:
Agribusiness	$11	$9	22%	$42	$23	83%
Fertilizer	37	17	118%	89	48	85%
Edible oil products	1	1	—%	3	2	50%
Milling products	—	—	—%	1	1	—%
Total	$49	$27	81%	$135	$74	82%

Interest expense:
Agribusiness	$(70)	$(90)	(22)%	$(208)	$(211)	(1)%
Fertilizer	(6)	(4)	50%	(15)	(14)	7%
Edible oil products	(16)	(7)	129%	(46)	(23)	100%
Milling products	(5)	(1)	400%	(16)	(3)	433%
Total	$(97)	$(102)	(5)%	$(285)	$(251)	14%

Note 1:          Net sales and cost of goods sold for the quarter ended September 30, 2007 have been restated.

Note 2:          Total segment earnings before interest and tax (“EBIT”) is a non-GAAP measure and is not intended to replace net income, the most directly comparable GAAP measure.  The information required by Regulation G under the Securities Exchange Act of 1934, including the reconciliation to net income, is included under the caption “Reconciliation of Non-GAAP Measures.”

Note 3:          Includes other amounts not directly attributable to Bunge’s segments.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions)

(Unaudited)

	September 30,	December 31,	September 30,
	2008	2007	2007
ASSETS
Current assets:
Cash and cash equivalents	$1,494	$981	$845
Trade accounts receivable	3,536	2,541	2,697
Inventories	6,995	5,924	5,622
Deferred income taxes	430	219	142
Other current assets	4,827	4,853	4,454
Total current assets	17,282	14,518	13,760

Property, plant and equipment, net	4,298	4,216	3,967
Goodwill	366	354	251
Other intangible assets, net	115	139	112
Investments in affiliates	779	706	684
Deferred income taxes	771	903	939
Other non-current assets	1,029	1,155	1,113
Total assets	$24,640	$21,991	$20,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$765	$590	$1,529
Current portion of long-term debt	567	522	106
Trade accounts payable	5,566	4,061	3,614
Deferred income taxes	225	166	118
Other current liabilities	3,941	3,495	3,589
Total current liabilities	11,064	8,834	8,956

Long-term debt	2,961	3,435	3,480
Deferred income taxes	164	149	178
Other non-current liabilities	981	876	904
Minority interest in subsidiaries	760	752	602
Shareholders’ equity	8,710	7,945	6,706
Total liabilities and shareholders’ equity	$24,640	$21,991	$20,826

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

(Unaudited)

	Nine Months Ended September 30,
	2008	2007
OPERATING ACTIVITIES
Net income	$1,274	$533
Adjustments to reconcile net income to cash provided by (used for) operating activities:
Foreign exchange (gain) loss on debt	90	(167)
Impairment of assets	6	10
Bad debt expense	68	39
Depreciation, depletion and amortization	344	271
Stock-based compensation expense	56	31
Recoverable tax provision	(19)	—
Deferred income taxes	(22)	(64)
Minority interest	232	104
Equity in earnings of affiliates	(26)	(7)
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Trade accounts receivable	(1,255)	(557)
Inventories	(1,453)	(1,571)
Prepaid commodity purchase contracts	268	(103)
Secured advances to suppliers	(5)	124
Trade accounts payable	1,997	908
Advances on sales	171	(79)
Unrealized net (gain) loss on derivative contracts	(322)	(199)
Margin deposits	44	(189)
Accrued liabilities	190	126
Other – net	89	148
Cash provided by (used for) operating activities	1,727	(642)

INVESTING ACTIVITIES
Payments made for capital expenditures	(594)	(382)
Investments in affiliates	(68)	(36)
Acquisitions of businesses, net of cash acquired	(61)	(31)
Related party loans	30	1
Proceeds from disposal of property, plant and equipment	36	18
Proceeds from investment	2	—
Cash used for investing activities	(655)	(430)

FINANCING ACTIVITIES
Net change in short-term debt with maturities of 90 days or less	(586)	687
Proceeds from short-term debt with maturities greater than 90 days	1,209	679
Repayments of short-term debt with maturities greater than 90 days	(405)	(348)
Proceeds from long-term debt	1,757	1,576
Repayments of long-term debt	(2,205)	(1,041)
Proceeds from sale of common shares	7	23
Dividends paid to common shareholders	(64)	(59)
Dividends paid to preference shareholders	(61)	(25)
Dividends paid to minority interest	(153)	(8)
Other	38	28
Cash (used for) provided by financing activities	(463)	1,512
Effect of exchange rate changes on cash and cash equivalents	(96)	40

Net increase in cash and cash equivalents	513	480
Cash and cash equivalents, beginning of period	981	365
Cash and cash equivalents, end of period	$1,494	$845

Reconciliation of Non-GAAP Measures

This earnings release contains total segment earnings before interest and tax, net financial debt and net financial debt less readily marketable inventories, which are “non-GAAP financial measures” as this term is defined in Regulation G of the Securities Exchange Act of 1934.  In accordance with Regulation G, Bunge has reconciled these non-GAAP financial measures to the most directly comparable U.S. GAAP measures.

Total segment earnings before interest and tax

Total segment earnings before interest and tax (“EBIT”) is Bunge’s consolidated net income that excludes interest income and expense and income tax attributable to each segment.

Total segment EBIT is a non-GAAP financial measure and is not intended to replace net income, the most directly comparable GAAP financial measure.  Total segment EBIT is an operating performance measure used by Bunge’s management to evaluate its segments’ operating activities.  Bunge believes EBIT is a useful measure of its segments’ operating profitability, since the measure reflects equity in earnings of affiliates and minority interest and excludes income tax.  Income tax is excluded as management believes income tax is not material to the operating performance of its segments.  Interest income and expense have become less meaningful to the segments’ operating activities as Bunge is financing more of its working capital with equity rather than debt.  In addition, EBIT is a financial measure that is widely used by analysts and investors in Bunge’s industries.  Total segment EBIT is not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to net income or any other measure of consolidated operating results under U.S. GAAP.

Below is a reconciliation of total segment EBIT to net income:

	Quarter Ended September 30,		Nine Months Ended September 30,
(In millions)	2008	2007	2008	2007
Total segment EBIT	$247	$532	$1,767	$834
Interest income	57	44	159	112
Interest expense	(97)	(102)	(285)	(251)
Income tax	(5)	(145)	(459)	(221)
Minority interest share of interest and tax	32	22	92	59
Other (1)	—	—	—	—
Net income	$234	$351	$1,274	$533

(1)   Includes other amounts not directly attributable to Bunge’s segments.

Net Financial Debt

Net financial debt is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents and marketable securities.  Net financial debt is presented because management believes it represents a meaningful measure of Bunge’s leverage capacity and solvency.  Net financial debt is not a measure of solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency.

Net financial debt less readily marketable inventories (RMI), or net financial debt less RMI, is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents, marketable securities and readily marketable inventories.  Net financial debt less RMI is presented because management believes it represents a more complete picture of Bunge’s leverage capacity and solvency since it adjusts for readily marketable inventories.  Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.  Net financial debt less RMI is not a measure of leverage capacity and solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency.

Below is a reconciliation of total long-term and short-term debt to net financial debt and to net financial debt less readily marketable inventories:

	September 30,	December 31,	September 30,
(In millions)	2008	2007	2007
Short-term debt	$765	$590	$1,529
Long-term debt, including current portion	3,528	3,957	3,586
Total debt (1)	4,293	4,547	5,115
Less:
Cash and cash equivalents (1)	1,494	981	845
Marketable securities	43	5	19
Net financial debt	2,756	3,561	4,251
Less: Readily marketable inventories	3,142	3,358	3,645
Net financial debt less readily marketable inventories	$(386)	$203	$606

(1) Includes total debt of $11 million, $26 million and $26 million and cash and cash equivalents of $759 million, $449 million and $361 million as of September 30, 2008, December 31, 2007 and September 30, 2007, respectively, relating to Fosfertil.